NO ACT

PE
1-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

09038723

March 9, 2009

Received SEC
MAR 0 9 2009
Washington, DC 20549

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary
Halliburton Company
Post Office Box 42807
Houston, TX 77242-2807

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-09

Re: Halliburton Company
Incoming letter dated January 9, 2009

Dear Mr. Metzinger:

This is in response to your letter dated January 9, 2009 concerning the shareholder proposal submitted to Halliburton by the General Board of Pension and Health Benefits of The United Methodist Church. We also have received a letter on the proponent's behalf dated February 16, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

March 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated January 9, 2009

The proposal asks that the board adopt a policy for low-carbon energy research, development and production and report to shareholders on activities related to the policy.

We are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 16, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mike Reedich, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via email to: shareholderproposal@sec.gov

Re: Shareholder Proposal submitted to Halliburton Company

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church (hereinafter referred to as the "Proponent"), which is a beneficial owner of 64,609 shares of common stock of the Halliburton Company. (hereinafter referred to either as "Halliburton" or the "Company"), and which has submitted a shareholder proposal to Halliburton, to respond to the letter dated January 9, 2009, sent to the Securities & Exchange Commission by the Company, in which Halliburton contends that the Proponent's shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Halliburton's year 2009 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests Halliburton to adopt a low carbon energy policy and to report on such a policy to the shareholders.

RULE 14a-8(i)(7)

The Company concedes (page 2, second full paragraph) that a shareholder proposal that raises an important social policy issue is not excludable by virtue of Rule 14a-8(i)(7). (See Release 34-40018 (May 21, 1998), where the Commission stated that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters".)

Although Halliburton also concedes that a shareholder proposal concerning its own Greenhouse Gas Emissions would cause Rule 14a-8(i)(7) to be inapplicable, it contends that since the proposal deals not merely with its own emissions, but also with the total consequences that its business plan and actions have on the larger society, the Proponent's shareholder proposal is excludable. Central to this argument is the idea that a shareholder proposal dealing with climate change must (in order to pass muster under Rule 14a-8) deal exclusively with the company's own current operations and not with either the registrant's total impact on the larger society or of the alternatives that are available to it. Unfortunately for the Company, the Staff has never taken such a narrow, cramped view of what constitutes such "significant social policy issues" so as to "transcend . . . day-to-day business matters". Thus, in *Exxon Mobil Corporation* (March 18, 2008) the Staff described the proposal as one that requests that "the board of directors establish a committee to study steps and report to shareholders on how ExxonMobil can become the industry leader in developing and making available the technology needed to enable the U.S.A. to become energy independent in an environmentally sustainable way". Exxon was (and is) not such a leader, as it does not believe in making the US "energy independent", as evidenced by the fact that its CEO had (as pointed out last year by the proponent's counsel) recently said this about "energy independence":

> Over the long-term, such isolationism and resource nationalism is counterproductive, hurts those who have the greatest need for energy to support economic progress, and undermines our shared goals of economic development, supply security and environmental protection. . . .
> But regardless, no conceivable combination of demand moderation or domestic supply development can realistically close the gap and eliminate Americans' need for imports
> Not only is "energy independence" in most places unrealistic. . . .
> In short, energy security, not energy independence, should be the goal. . . .

Nevertheless, although clearly Exxon was not engaged in any program looking toward energy independence, and in the words of Halliburton, such an endeavor would be a different "business opportunity", focused on "which technologies and lines of business" the registrant "should pursue", the Staff held that it was unable to concur with Exxon's 14a-8(i)(7) no-action request.

Nor is that *Exxon* letter unique. The Company's reasoning has frequently been rejected by the Staff. See, for example, *Exxon Mobil Corporation* (March 23, 2000) where the proponent requested:

"the Board of Directors to adopt a company policy to promote renewable energy sources . . . and to develop strategic plans to help bring bioenergy and other renewable energy sources into Exxon's energy mix. Shareholders shall be kept advised regularly as to the ways our Company is moving from its existing over-dependence on fossil fuels to the promotion and marketing of renewables."

The Company argued that it was not in the renewables business:

The proposal requests the board to adopt a policy to promote renewable energy sources. Assets attributable to these energy sources comprise only a minute fraction of the company's total assets and have contributed an insignificant amount of net earnings and gross sales. The proponent is asking the shareholders to vote on a proposal that relates to a business line in which the company is not significantly involved. While the company has in the past actively explored the economic and practical viability of alternative energy sources, management has made the business decision not to pursue such renewable energy sources in a significant manner.

Nevertheless, the registrant's argument that the proposal could be excluded under Rule 14a-8(i)(7) was rejected by the Staff.

In short, the Company's argument that the Proponent's shareholder proposal may be excluded because it does not deal primarily with the current emissions of Halliburton is wholly without merit.

The Company makes an additional 14a-8(i)(7) argument to the effect that the proposal calls for "an evaluation of risk". In supposed support of this far-fetched contention, the Company cites two no-action letters that responded to shareholder proposals that have nothing in common with the Proponent's shareholder proposal other than the fact that all three proposals concern climate change. The Company makes no attempt to show that these two letters are relevant and equally points to absolutely nothing, word, phrase or idea, in the Proponent's proposal that implicates the evaluation of risk.

The Company's "evaluation of risk" argument is wholly devoid of any merit whatsoever.

In summary, the Company has failed to establish the applicability of Rule 14a-8(i)(7) to the Proponent's shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Bruce A. Metzinger, Esq.
Vidette Bullock-Mixon
Leslie Lowe
Laura Berry

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
phone 713.759.2600

January 9, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of the General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent")

Dear Sir/Madam:

The Proponent has submitted recitals and a resolution (together, the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 20, 2009. This request for no-action advice is being submitted via email to shareholderproposals@sec.gov pursuant to Staff Legal Bulletin No. 14D dated November 7, 2008. A copy of each of the Proposal and of this letter accompanies this email.

The resolution provides: "That Halliburton's Board adopt a policy for low-carbon energy research, development and production and report to stockholders, within six months of the 2009 annual meeting, on activities related to the policy. The report shall be prepared at a reasonable cost and omit proprietary information."

For the reasons detailed below, Halliburton intends to omit the Proposal from its 2009 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Proposal from its 2009 proxy statement.

The Proposal is excludable as relating to Halliburton's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude proposals and supporting materials that relate to a company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

As described by the Commission in the 1998 Release, there are two central considerations on which the policy of the ordinary business exclusion is based. The release states, "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The release goes on to state, "The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

While a significant social policy issue may protect a proposal from challenge under the ordinary business exclusion, in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." To consider the resolution in context, the recitals need to be considered. They are summarized below. I have numbered them for ease of reference.

1. Declares that there is warming of the climate system, attributing it to man-made greenhouse gas ("GHG") emissions.

2. Estimates the economic consequences of climate change.

3. States that over one-half of domestic GHG emissions result from the combustion of oil and gas, and that both major party presidential candidates support regulations to lower GHG emissions, increasing the likelihood of regulations which could impact the demand for oil and gas.

4. Describes generically the economic potential for mitigation of GHG emissions.

5. States that Halliburton has great potential to help realize GHG emission reductions, particularly by applying its expertise to geothermal energy and carbon sequestration.

6. States the potential for a substantial portion of U.S. energy to come from geothermal sources and describes a Halliburton competitor's involvement in geothermal services.

7. References another Halliburton competitor's involvement with carbon sequestration.

8. Refers to Halliburton's 2007 sustainability report, stating there is no detail for investors to judge how Halliburton is progressing in developing services and technologies for pursuing clean and renewable energy sources for the future, pointing out specifically that geothermal power and carbon sequestration are not addressed in the report.

While the Proposal clearly expresses a concern about GHG emissions, the thrust of the Proposal is on the actions Halliburton is taking to pursue low-carbon energy technologies. Halliburton is a service company and the Proposal is not directed at what Halliburton can do to reduce GHG emissions with respect to its operations, but rather describes business opportunities available to Halliburton in pursuing low-carbon energy technologies. The Proposal further makes comparisons to activities of Halliburton's two primary competitors. The Proposal then, in its entirety, focuses on which technologies and lines of business that Halliburton should pursue and the references to GHG emissions do not articulate a social policy issue that would override the ordinary business operations nature of the Proposal.

In *WPS Resources Corporation*, SEC No-action Letter (February 16, 2001), the Staff determined that a proposal asking that management consider developing some or all of eight specified plans could be excluded under Rule 14a-8(i)(7), as relating to WPS's ordinary business operations (i.e., the choice of technologies). The Proponent's request that Halliburton pursue low-carbon energy technologies is excludable under same rationale.

Even if Halliburton misreads the Proposal, and instead of urging Halliburton to pursue low-carbon energy technologies, the Proponent is asking for a report on the effect of GHG emissions on Halliburton's business prospects or Halliburton's competitive position with respect to its competitors in the area of low-carbon energy technologies, then the Proposal is still excludable as proposing an evaluation of risk. See *ONEOK, Inc.*, SEC No-action Letter (February 7, 2008) in which the proposal requesting a report on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's operations was excludable under Rule 14a-8(i)(7), as relating to ONEOK's ordinary business operations (i.e., evaluation of risk). See also *OGE Energy Corp.*, SEC No-action Letter (February 27, 2008) in which the proposal requesting that the board provide a report describing how the company is assessing the impact of climate change on the company, the company's plans to disclose this assessment to shareholders, and the rationale for not disclosing this information through other reporting mechanisms was excludable under Rule 14a-8(i)(7), as relating to OGE's ordinary business operations (i.e., evaluation of risk).

For the reasons set forth above, the report is excludable under Rule 14a-8(i)(7) as pertaining to Halliburton's ordinary business operations. We ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton intends to file its 2009 proxy statement and form of proxy no earlier than April 1, 2009. Halliburton submits that the reasons set forth above in support of omission of the

Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies the Proponent of Halliburton's intention to omit the Proposal from Halliburton's proxy statement and form of proxy for the 2009 Annual Meeting.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Respectfully submitted,

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Vidette Bullock Mixon via email vmixon@gbophb.org

R:\LEGAL\SEC\Stockholder Proposals 2009 Proxy\No-action letter 010909 (Methodist Board of Pension and Health Benefits).doc

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4182
847-869-4550
www.gbophb.org

December 4, 2008

Sherry D. Williams
Vice President and Corporate Secretary
Halliburton Company
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010

RE: Shareholder Proposal

Dear Ms. Williams:

The General Board of Pension and Health Benefits, beneficial owner of 64,609 shares of Halliburton stock is filing the enclosed shareholder proposal for consideration and action at your 2009 Annual Meeting. In brief, the proposal requests Halliburton to adopt a policy on low-carbon energy research, development and production and report back to shareholders. Consistent with Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Halliburton shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. The General Board intends to maintain ownership of Halliburton stock through the date of the 2009 Annual Meeting.

The United Methodist Church recognizes that global warming poses a serious threat to our world and its inhabitants and has called on "businesses, industries, and communities to reduce their [greenhouse gas] emissions." We believe companies showing concern for climate change issues are better positioned to respond to changes in legislation and consumer demands and to provide additional shareholder value.

We are hopeful that a meeting to discuss climate change issues, as requested in my November 6, 2008 letter to Mr. Dave Lesar, may yet take place. Please feel free to call me with suggested dates or any questions or comments. I am available at 847-866-5293, or by e-mail at vmixon@gbophb.org.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

A CENTURY OF CARING
100
CONTINUING TO SERVE
SINCE 1908

Low Carbon Energy Report

WHEREAS: In 2007, the Intergovernmental Panel on Climate Change (IPCC) found "warming of the climate system is unequivocal," and man-made greenhouse gas (GHG) emissions are now believed, with greater than 90 percent certainty, to be the cause.

The Stern Review, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly.

According to the Conference Board, "businesses that ignore the debate over climate change do so at their peril." Data from the Energy Information Administration indicates that over half of domestic greenhouse gas emissions result from the combustion of oil and gas. Both major party presidential candidates in the United States support regulations designed to lower GHG emissions, increasing the likelihood that new regulations will be enacted that could significantly impact demand for oil and gas.

The IPCC also concludes that, "there is substantial economic potential for the mitigation of global greenhouse gas emissions over the coming decades that could offset the projected growth of global emissions or reduce emissions below current levels."

Halliburton has great potential to help realize these GHG emission reductions by applying its core competencies in analyzing and mapping complex geological formations and managing wells in these formations. This expertise could be applied to the research and development of low-carbon energy technologies, such as geothermal energy and carbon sequestration.

A recent report by leading scientists from MIT, funded by the U.S. Department of Energy, concluded that new technologies could allow for a substantial portion of U.S. energy to come from geothermal sources. Halliburton's competitor Bake Hughes offers geothermal services and "has provided wellbore construction services on over 1,000 geothermal wells throughout North, Central and South America, Europe, and Asia."

Another of our company's main competitors, Schlumberger, states on its website, that, "we believe there is sufficient evidence of the potential seriousness of the issue [global warming] to start preparing future solutions." To face this issue, Schlumberger has elected to invest in carbon sequestration technology, understanding that doing so is an important element in their role as a global citizen and business.

Halliburton's 2007 sustainability report states that "We seek to develop services and technologies .... for pursuing clean and renewable energy sources for the future." Yet, the report provides no additional detail for investors to judge how the company is progressing in meeting this important goal. The report also does not address research or investment in any emerging low-carbon or renewable energy technology, including geothermal power or carbon sequestration.

RESOLVED: That Halliburton's Board adopt a policy for low-carbon energy research, development and production and report to shareholders, within six months of the 2009 annual meeting, on activities related to the policy. The report shall be prepared at a reasonable cost and omit proprietary information.